SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 13, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on September 13, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 13 September 2013

ING U.S. files registration statement for sale of second tranche of shares by ING Group

ING announced today that ING U.S., Inc., its U.S.-based retirement, investment and insurance businesses subsidiary, has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) in connection with a possible sale of a second tranche of ING U.S.’s common stock by ING Group.

The size and timing of a possible sale of ING U.S. shares by ING Group will be based on market conditions and other factors. However, following this sale ING Group will continue to own a majority of ING U.S.

ING U.S. shares started trading on the New York Stock Exchange on 2 May 2013, under the ticker symbol “VOYA”, upon the issuance and the sale of a first tranche of ING U.S.’s common stock in an initial public offering (IPO) that reduced ING Group’s stake in ING U.S. to approximately 71%. The underwriters in the IPO have waived the 180-day lock-up agreement agreed upon at the time of the IPO to allow ING U.S. to file the registration statement and ING Group to potentially execute a sale of ING U.S. shares. Today’s filing is consistent with ING Group’s previously announced intention to divest its remaining stake in ING U.S. over time, in line with its strategy to separate and divest its insurance and investment management businesses.

The registration statement relating to these shares filed with the SEC has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The registration statement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

Press enquiries ING Group	Investor enquiries ING Group
Victorina de Boer	ING Group Investor Relations
+31 20 576 6373	+31 20 576 6396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

Press enquiries ING U.S.	Investor enquiries ING U.S.
Christopher Breslin	Darin Arita
+1 212 309 8941	+1 212 309 8999
Christopher.Breslin@us.ing.com	IR@us.ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: September 13, 2013